CONSOLIDATED FINANCIAL STATEMENTS
AND SUPPLEMENTAL INFORMATION

Canaccord Genuity Inc.
Year Ended March 31, 2017
With Report and Supplementary Report of
Independent Registered Public Accounting Firm
*(Confidential Pursuant to SEC Rule 17a-5(e)(3))*

A statement of financial condition has been bound separately and
filed with the Securities and Exchange Commission
simultaneously herewith as a public document

Canaccord Genuity Inc.
(A fully owned subsidiary of Canaccord Genuity Group Inc. "CGGI")

Consolidated Financial Statements
and Supplemental Information

Year Ended March 31, 2017

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